12013316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2012

Washington, DC
110

SEC FILE NUMBER
~~8-102440~~ 8-52131

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jet Trade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

463 Ohio Pike, Suite 105
(No. and Street)

Cincinnati (City) Ohio (State) 45255-3722 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Garrett Frey 513-232-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
(Name – *if individual, state last, first, middle name*)

120 East Fourth Street, 1100 Mercantile Center, Cincinnati, Ohio 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, H. Garrett Frey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JetTrade, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public 4/27/12

JO ANN HARMON
Notary Public, State of Ohio
My Commission Expires
February 06, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JETTRADE, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2011

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

JETTRADE, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2011

-CONTENTS-

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.

1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of JetTrade, Inc. as of December 31, 2011 and 2010, and the related statements of income, shareholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetTrade, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 21, 2012

JETTRADE, INC.

STATEMENTS OF FINANCIAL CONDITION

At December 31, 2011 and 2010

		2011	2010
- ASSETS -			
Cash and cash equivalents	$	23,992	2,547
Deposit with clearing broker		50,000	50,000
Commissions receivable		3,627	10,983
Securities, at fair value		2,139	-
Accounts receivable - other		1,050	-
Secured demand note collateral		50,000	50,000
Prepaid expenses		12,395	13,521
Deferred income tax		2,850	2,850
TOTAL ASSETS	$	146,053	129,901

- LIABILITIES AND SHAREHOLDERS' EQUITY -

		2011	2010
LIABILITIES:			
Due to clearing broker	$	2,139	-
Subordinated borrowings		50,000	50,000
TOTAL LIABILITIES		52,139	50,000
SHAREHOLDERS' EQUITY:			
Common stock; no par value, 500 shares authorized, 100 shares issued and outstanding		50,000	50,000
Additional paid-in capital		201,022	181,232
Retained earnings (deficit)		(157,108)	(151,331)
TOTAL SHAREHOLDERS' EQUITY		93,914	79,901
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	146,053	129,901

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF INCOME

For the years ended December 31, 2011 and 2010

	2011	2010
COMMISSION INCOME	$ 412,027	434,372
OPERATING EXPENSES:		
Commissions	236,450	274,490
Salaries and benefits	42,105	42,088
Service fees	133,397	133,182
Interest expense	5,000	5,115
TOTAL OPERATING EXPENSES	416,952	454,875
OTHER EXPENSES	852	448
INCOME TAX EXPENSE	-	-
NET LOSS	$ (5,777)	(20,951)

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2011 and 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance – January 1, 2010	$ 50,000	148,731	(130,380)	68,351
Net loss	-	-	(20,951)	(20,951)
Capital contribution	-	32,501	-	32,501
Balance – December 31, 2010	50,000	181,232	(151,331)	79,901
Net loss	**-**	**-**	**(5,777)**	**(5,777)**
Capital contribution	**-**	**19,790**	**-**	**19,790**
Balance – December 31, 2011	**$ 50,000**	**201,022**	**(157,108)**	**93,914**

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2011 and 2010

		2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$	**(5,777)**	(20,951)
Adjustments to reconcile net loss to net cash flows from operating activities:			
(Increase) decrease in commision receivable		**7,356**	(100)
(Increase) decrease in securities		**(2,139)**	-
(Increase) decrease in accounts receivable other		**(1,050)**	
(Increase) decrease in prepaid expenses		**1,126**	(13,521)
Increase (decrease) in due to clearing broker		**2,139**	(2,436)
NET CASH FLOWS FROM OPERATING ACTIVITIES		**1,655**	(37,008)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Capital contribution		**19,790**	39,501
NET CASH FLOWS FROM FINANCING ACTIVITIES		**19,790**	39,501
NET CHANGE IN CASH AND CASH EQUIVALENTS		**21,445**	2,493
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**2,547**	54
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	**23,992**	2,547

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended December 31, 2011 and 2010

	2011	2010
Subordinated borrowings - January 1	$ 50,000	57,895
Decrease subordinated borrowing to the note balance	-	(7,895)
Subordinated borrowings - December 31	$ 50,000	50,000

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

JetTrade, Inc. (the "Company") is a broker-dealer, located in Cincinnati, Ohio. The Company's primary source of revenue is providing brokerage services to individuals. The Company is registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

DEPOSIT WITH CLEARING BROKER-
The Company is required to maintain a deposit with its clearing organization, which allows the Company to serve as an "introducing broker" into the clearing organization's system. This amount is not able to be withdrawn from the clearing organization and, therefore, has been restricted.

RECEIVABLES AND CREDIT POLICIES-
Commissions receivable are stated at the amount billed and represent uncollateralized clearing broker obligations due under normal trade terms requiring payment within 30 days. Payments of commissions are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts. Management reviews the receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary.

SECURITIES TRANSACTIONS-
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Gain or loss from transactions or value fluctuations in the secured demand note collateral belong to the lender and are therefore excluded from the Company's results of operations. The collateral is recorded at the original balance of the collateral.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

FAIR VALUE MEASUREMENTS-
The Company uses fair value measurement accounting guidance to record the carrying value of, and adjustments to, certain assets and to determine fair value disclosures. The guidance establishes a fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three broad input levels defined in this guidance:

- Level 1 – quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the reporting date;
- Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly; and
- Level 3 – inputs that are unobservable for the asset or liability.

Securities carried at fair value, determined based on quoted prices in active markets, by the Company are categorized as Level 1 securities.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets are the result of net operating loss carry forwards adjusted for a valuation allowance. The valuation allowance reflects management's estimate of the loss carry forward that may not be realized.

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at December 31, 2011. The Company's tax returns for the years 2008 and after are subject to possible examination by taxing authorities.

RECLASSIFICATIONS-
Certain prior year balances have been reclassified to conform to the current year presentation.

NOTE 2 - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE COLLATERAL

Subordinated borrowings, subject to a collateral agreement, consisted of a subordinated demand note with a related party, with a balance of $50,000 at December 31, 2011 and 2010. The note is due August 31, 2029 and bears interest at 10% annually. Interest expense and interest paid on the borrowing amounted to $5,000 in each of the years ended December 31, 2011 and 2010.

The subordinated borrowing is available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has accepted $50,000 collateral consisting of a money market account with a balance of $50,000 and $63,090 at December 31, 2011 and 2010, respectively for the secured demand note. The Company is permitted, by contract, to sell or pledge this collateral provided the balance, after any applicable discounts, remains at least equal to $50,000.

NOTE 3 - INCOME TAXES

The provision for income tax expense consists of the following:

	2011	2010
Current tax benefit	$ (867)	(3,143)
Deferred tax expense	867	3,143
Income tax expense	$ -	-
Gross deferred tax assets	$ 22,053	21,186
Valuation allowance	(19,203)	(18,336)
Net deferred tax asset	$ 2,850	2,850

The Company has net operating loss carry forwards of $151,629 that may be applied against future taxable income. The net operating losses will expire from 2021 through 2031.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2011, the Company had net capital, as computed under Rule 15c3-1, of $127,523 which was $27,523 greater than its required net capital of $100,000. The Company had aggregate indebtedness of $2,139 as of December 31, 2011.

NOTE 5 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is 99% owned by JetTrade Holdings, LLC ("LLC"), an entity that provides the Company the use of premises, furniture and equipment, and provides accounting, advertising, internet access, and other services. The Company reimburses the expense for which it is responsible. Total fees to LLC under this arrangement were $133,397 and $133,182 for the years ended December 31, 2011 and 2010, respectively. In addition, the majority owner of LLC transacts trades for the Company. Commissions of $236,450 and $274,490 were paid to the majority owner during the years ended December 31, 2011 and 2010, respectively.

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash instruments. The Company places its cash investments with high-credit-quality financial institutions. Management does not believe significant credit risk exists at December 31, 2011.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through another clearing broker. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2011, through February 21, 2012, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

We have audited the financial statements of JetTrade, Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 21, 2012 which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statcmcnts. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 21, 2012

JETTRADE, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

NET CAPITAL:	
Total shareholders' equity	$ 93,914
Deduct shareholders' equity not allowable for net capital	-
Total shareholders' equity qualified for net capital	93,914
Add:	
Subordinated borrowings allowable in computation of net capital	50,000
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	143,914
Deductions/charges -	
Non-allowable assets:	
Accounts receivable -other	1,050
Prepaid expenses	12,395
Deferred income tax	2,850
Total deductions	16,295
Net capital before haircuts on securities positions	127,619
Haircuts on securities:	
Trading and investment securities	-
Other securities	96
Undue concentrations	-
NET CAPITAL	$ 127,523

See Independent Auditors' Report on Supplementary Information.

AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Due to clearing broker	$	2,139
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Greater of 6 2/3% of aggregate indebtedness or $100,000:		
6 2/3% of agregate indebtedness	$	143
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	27,523
Excess net capital at 1000%	$	127,309
Ratio of aggregate indebtedness to net capital		0.017
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	128,669
Net audit adjustments		(1,146)
NET CAPITAL	$	127,523

See Independent Auditors' Report on Supplementary Information.

JETTRADE, INC.
SCHEDULES II and III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

See Independent Auditors Report on Supplementary Information.

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of JetTrade, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 21, 2012

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by JetTrade, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, and copies of checks for payment, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 21, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for urposes of the audit requirement of SEC Rule 17a-5:

052131 FINRA DEC
JETTRADE INC 18*18
463 OHIO PIKE STE 105
CINCINNATI OH 45255-3722

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

A. General Assessment (item 2e from page 2) $ 1017.60

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (505.00)

D. Assessment balance due or (overpayment) 512.60

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 512.60

H. Overpayment carried forward $( )

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

SIPC member submitting this form and the son by whom it is executed represent thereby at all information contained herein is true, correct nd complete.

JETTRADE, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

ated the 7th day of Feb, 2012.

s form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

ɪm No.

. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 412,027

Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5000.00

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 5000.00

ɔ Net Operating Revenues $ 407,027

ɜneral Assessment @ .0025 $______

(to page 1, line 2.A.)

JETTRADE, INC.

AGREED-UPON PROCEDURES

December 31, 2011

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

JETTRADE, INC.

AGREED-UPON PROCEDURES

December 31, 2011

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
JetTrade, Inc.
Cincinnati, Ohio

We have performed the procedures on the attached schedule, which were agreed to by H. Garrett Frey, AML Compliance Officer of JetTrade, Inc. (the "Company"), solely to assist you in evaluating your Anti-Money Laundering (AML) compliance program in accordance with the Bank Secrecy Act (BSA) and FINRA Rule 3310 as of December 31, 2011 and for the year then ended.

The Company's management is responsible for their AML program. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the AML compliance function of JetTrade, Inc. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and management of JetTrade, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 21, 2012

Procedures and Findings

1. Obtain the Company's AML compliance program and review for inclusion of:

    a. Policies, procedures and internal controls reasonably designed to achieve compliance with the BSA and its implementing rules;
    b. Policies and procedures that can be reasonably expected to deter and cause the reporting of transactions under 31 U.S.C. 5318(g) and the implementing regulations thereunder;
    c. The designation of an AML compliance officer, including notification to the SROs;
    d. Ongoing AML employee training;
    e. An independent test of the Company's AML program, performed annually

    The Company adopted a compliance program approved by the Board of Directors effective January 1, 2011 that incorporated the above requirements.

2. Inquire of the AML compliance person's requisite knowledge, experience and training to perform the function of AML compliance officer.

    Per inquiry with the AML compliance officer, he has adequate training and experience to perform these duties. AML training was completed in January, 2012.

3. Obtain Board of Director's minutes identifying that the AML compliance program was approved annually by the Board of Directors.

    The 2011 AML compliance program was approved by the Board of Directors and documented in the board minutes.

4. Obtain support for the annual review of the FINRA Contact System (FCS) and perform the following:

    a. Test whether the review was performed within 17 business days after the end of each calendar year.
    b. For any changes made during the year, test whether the change was communicated within 30 days following the change.

    We reviewed documentation of the review for 2011, noting it's completion within 17 business days of year-end.

5. Obtain a schedule of Financial Crimes Enforcement Network's (FinCEN) 314(a) requests concerning accounts and transactions and trace a sample to supporting documentation to determine whether a review was performed within 14 days.

    There were no FinCEN 314(a) requests for the year.

6. Obtain a schedule of grand jury subpoenas received and trace a sample to supporting documentation to determine whether a Suspicious Activity Report (SAR-SF) was required to be filed.

   There were no grand jury subpoenas during the year.

7. Obtain a schedule of voluntary information sharing with other financial institutions regarding individuals, entities, organizations and countries for purposes of identifying and, where appropriate, reporting activities that may involve possible terrorist activity or money laundering test a sample of correspondences to determine whether the Company filed an initial notice with FinCEN (and annual notices thereafter).

   There was no voluntary information sharing with other financial institutions regarding individuals, entities, organizations and countries jury subpoenas during the year.

8. Obtain a schedule of new accounts opened during the year and perform the following:

   a. Test a sample of new accounts to determine whether (a) customer information was obtained prior to opening the account (name, date of birth, address, identification number); (b) customer was reviewed against the SDN list; (c) customer information was verified within a reasonable time of opening of account; (d) a Customer Identification Program (CIP) notice was sent to customer; (e) the Company maintained a record of information and evidence of verification; (f) an annual review of account was performed.
   b. Test a sample of new accounts with an initial deposit exceeding $10,000 to determine whether additional customer information was obtained for (a) customer's business, (b) anticipated account activity, (c) source of funds.
   c. Test a sample of accounts designated high risk to determine whether additional customer information was obtained.

   We selected a sample of 6 new accounts from a population of 20 total new accounts, including 3 that had an initial deposit exceeding $10,000 and performed the procedures in 8.a, b and c. New customers were not checked against the SDN list by the Company. The Company has relied on their clearing broker to verify customer's information for all existing and new accounts. There is no documentation that this is performed.

9. Obtain a schedule of foreign accounts opened during the year and perform the following:

   a. Test a sample of foreign accounts to determine whether the Company evaluated whether the account was a correspondent account.
   b. Test a sample of foreign accounts that have a correspondent account and determine whether additional due diligence procedures were performed.
   c. Test a sample of foreign accounts to determine whether (a) the owners of the foreign bank were identified (b) the name and street address of the person acting as that bank's agent in the U.S. was identified (c) the Company received assurance that the foreign bank is not a shell bank nor is it facilitating activity of a shell bank.

d. Test a sample of foreign accounts to determine whether the Company reviewed and certified the foreign bank accounts at least once every three years.

There were no foreign accounts opened during the year.

10. Obtain a list of unusual activity as defined by Order Manager and compare items to red flags per the AML compliance program for completeness.

We made inquiries of Company personnel and reviewed the clearing broker reports for unusual activity. There was no unusual activity noted.

11. Obtain a schedule of suspicious activity as detected by Order Manager and perform the following procedures:

a. Test a sample of suspicious activities to determine whether (a) the AML compliance officer or his designee conducted an investigation (b) the review was documented and conclusions reached (c) a SAR-SF was filed and whether it accurately reflected the transaction.
b. Inquire whether any violations required immediate attention and determine whether the Company contacted an appropriate law enforcement agency in a timely manner.

We made inquiries of Company personnel who represented there was no suspicious activities identified during the year. We also reviewed the clearing broker reports for suspicious activity. There were no exceptions in our testing.

12. Obtain a schedule of transactions exceeding $5,000 where illegal activity was suspected and test a sample of transactions to determine whether a SAR-SF form was filed with FinCEN.

There were no transactions exceeding $5,000 where illegal activity was suspected during the year.

13. Obtain a schedule of currency transactions and trace a sample of transactions to a Currency Transaction Report (CTR) filed with FinCEN for transactions in excess of $10,000.

There were no currency transactions in excess of $10,000 during the year.

14. Obtain a schedule of currency and monetary instruments that have been transported, mailed, or shipped to the Company from outside the U.S. and determine whether a Currency and Monetary Instrument Transportation Report (CMIR) was filed with FinCEN for transactions exceeding $10,000, on a test basis.

There were no currency or monetary instrument transactions in excess of $10,000 during the year.

15. Obtain a schedule of accounts held by the Company of more than $10,000, for which the Company has signature or authority over in a foreign country and determine whether a Foreign Bank and Financial Accounts Report (FBAR) was filed with the IRS, on a test basis.

    There were no accounts held by the Company of more than $10,000 for which the Company has signature or authority over in a foreign country.

16. Obtain a schedule of fund transmittals of $3,000 or more and determine whether the Company maintained supporting documentation of the transmittal, on a test basis.

    There were no fund transmittals of $3,000 or more during the year.

17. Obtain a schedule of SAR-SFs, CTRs, CMIRs, and FBARs and agree to supporting documentation retained for at least a five year period, on a test basis.

    There were no SAR-SFs, CTRs, CMIRs, or FBARs during the year.

18. Obtain support for all annual AML training provided to employees of the Company.

    Obtained and reviewed training completion certificates for employees for the year. Training wasn't completed during fiscal 2011. However, training was completed in January, 2012.